VAN KAMPEN FUNDS INC.


                                  May 21, 2008


Chief, Office of Information Technology Division of Corporation Finance Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re: Erroneous Form 487 Filing for Van Kampen Unit Trusts, Municipal
         Series 699 ("Series 699") (CIK: 1371703) (SEC File Number: 333-150416)

Dear Sir or Madam:

         I am writing to request a deletion of a 487 filing that was erroneously filed on May 1, 2008. The CIK and Securities Act file number for the erroneous filing are set forth above. We request that the erroneous filing be deleted as the filing was made for the incorrect trust series. The correct 487 filing was done for the correct trust on May 1, 2008 with SEC Filing Number 333-149154. The erroneous filing occurred as described below.

         On May 1, 2008 our filing agent prepared a 487 filing for Van Kampen Unit Trusts, Municipal Series 689 ("Series 689") that deposited on that date. While there were no errors with the 487 filing, our filing agent inadvertently filed using the CIK and SEC Filing Number associated with Series 699. Shortly thereafter, a second 487 filing was made, this time using the correct CIK and SEC Filing Number for Series 689. As a result, there is an incorrect 487 filing listed for Series 699.

         We respectfully request that the erroneous 487 filing made for Series 699 be deleted. Thank you for your assistance in this matter.

                                                                      Sincerely,

                                                VAN KAMPEN FUNDS INC., Depositor

                                                          By____________________
                                                              Richard R. Hoffman
                                                              Executive Director